UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                      CCC Information Services Group Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   12487Q109
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficialownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "files" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13G

CUSIP NO. 12487Q109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Investors Co. XIII - I.D. # 13-3162567

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF         5  SOLE VOTING POWER
SHARES                86,760 Shares
BENEFICIALLY      6  SHARED VOTING POWER
OWNED BY              -----
EACH              7  SOLE DISPOSITIVE POWER
REPORTING             86,760 Shares
PERSON WITH       8  SHARED DISPOSITIVE POWER
                      -----

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         86,760 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.4%

12 TYPE OF REPORTING PERSON*
         PN



                                  SCHEDULE 13G

CUSIP NO. 12487Q109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Investors Co. XV - I.D. # 13-3168394

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF         5  SOLE VOTING POWER
SHARES               3,069,600 Shares
BENEFICIALLY      6  SHARED VOTING POWER
OWNED BY             -----
EACH              7  SOLE DISPOSITIVE POWER
REPORTING            3,069,600 Shares
PERSON WITH       8  SHARED DISPOSITIVE POWER
                     -----

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,069,600 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         13.0%

12 TYPE OF REPORTING PERSON*
         PN



                                  SCHEDULE 13G

CUSIP NO. 12487Q109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Investors Co. 108 I.D. # 13-3661535

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF         5  SOLE VOTING POWER
SHARES               300,954
BENEFICIALLY      6  SHARED VOTING POWER
OWNED BY             -----
EACH              7  SOLE DISPOSITIVE POWER
REPORTING            300,954 Shares
PERSON WITH       8  SHARED DISPOSITIVE POWER
                     -----

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         300,954 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         1.3%

12 TYPE OF REPORTING PERSON*
         PN







Item 1.

         (a)  The name of the issuer is CCC Information Service Group Inc.

         (b) The principal executive office is located at 444 Merchandise Mart, Chicago, Illinois 60654.

Item 2.

         (a)  The name of the persons filing this Schedule 13G are:

                Loeb Investors Co. XIII
                Loeb Investors Co. XV
                Loeb Investors Co. 108

         (b) The business address of each is 61 Broadway, New York, New York 10006.

         (c)  Each is a United States organization.

         (d)  Common Stock.

         (e)  The CUSIP number is 12487Q109.

Item 3.

         The reporting persons are investment partnerships.
The reporting persons constitute a group.

Item 4.  Ownership

         (a) and (b) Shares of Common Stock were owned as of December 31, 1996:

         Loeb Investors Co. XIII            86,760            0.4%
         Loeb Investors Co. XV           3,069,600           13.0%
         Loeb Investors Co. 1008           300,954            1.3%

                                         3,457,314           14.7%

The percentages are based on 23,486,540 shares reported by the Company outstanding as of December 31, 1996.

         (c) Sole power to vote or direct the vote or to dispose or direct the disposition is held as indicated above in this item. Thomas L. Kempner is the managing partner of each partnership.




Item 5.  Ownership of Five Percent or Less of a Class.

                  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another.

                  No partner of the reporting partnerships has an indirect interest in shares of Common Stock which exceed 5% of the shares outstanding at December 31, 1996.

Item 7.  Identification and Classification of the Subsidiary.

                  N/A

Item 8.  Identification and Classification of Members of Group.

                  N/A

Item 9.  Notice of Dissolution of Group.

                  N/A

Item 10. Certification.

                  N/A. The securities were acquired prior to registration thereof under Section 12 of the Act.



Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


February 13, 1997                         Loeb Investors Co. XIII
                                      By: /s/ Thomas L. Kempner
                                              Managing Partner



February 13, 1997                         Loeb Investors Co. XV
                                      By: /s/ Thomas L. Kempner
                                              Managing Partner


February 13, 1997                         Loeb Investors Co. 108
                                      By: /s/ Thomas L. Kempner
                                              Managing Partner